

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Scott N. Beck
Chief Executive Officer
Cornerworld Corporation
12404 Park Central Suite 400
Dallas, TX

> **Re: Cornerworld Corporation**
> **Form 10-K**
> **Filed August 13, 2010**
> **Schedule 14A**
> **File No. 333-128614**

Dear Mr. Beck:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director